Filed by Novartis AG

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No: 001-31269

Subject Company: Alcon, Inc.

The following presentation was made available on the Novartis website on December 15, 2010

Investor presentation December 15, 2010 Novartis to become global leader in eye care Novartis and Alcon boards agree on merger

Disclaimer The foregoing release contains forward-looking statements that can be identified by terminology such as “will strengthen,” “would have enhanced opportunities,” “would be established,” “complementary assets,” “synergies,” “estimated,” “expected,” “potential,” “accretive,” “dilutive,” “anticipate,” “propose,” “enable,” “preserve,” “strategic,” or similar expressions, or by express or implied discussions regarding the potential impact on Novartis of the proposed merger with Alcon, including express or implied discussions regarding potential future sales or earnings of the Novartis Group or Alcon and any potential synergies, strategic benefits or opportunities as a result of the proposed merger. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Novartis or Alcon will achieve any particular future financial results or future growth rates or that Novartis or Alcon will be able to realize any potential synergies, strategic benefits or opportunities as a result of the proposed merger. Neither can there be any guarantee with respect to the impact of the proposed transactions on the Group’s credit rating. In particular, management's expectations could be affected by, among other things, uncertainties involved in the development of new generic pharmaceutical products; unexpected patent litigation outcomes; unexpected inabilities to obtain or maintain exclusivity periods for developed products; unexpected regulatory actions or delays or government regulation generally; uncertainty that the two businesses will be integrated successfully and that key personnel will be retained; uncertainties that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition in general; government, industry, and general public pricing and other political pressures; the impact that the foregoing factors could have on the values attributed to the Group's assets and liabilities as recorded in the Group's consolidated balance sheet; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this media release as of this date and does not undertake any obligation to update any forward-looking statements contained in this media release as a result of new information, future events or otherwise.  2  | Investor presentation | December 15, 2010 | Business Use Only

Additional US-related information Novartis expects to file a registration statement relating to the merger with the US Securities and Exchange Commission (SEC). The registration statement will contain a prospectus relating to the shares to be issued in the merger. Such prospectus will contain important information about Novartis, Alcon, the merger and other matters. Holders of Alcon shares who are US persons or who are located in the US are urged to read the prospectus and other documents that would form part of such registration statement when it becomes available. Such prospectus and any other relevant documents filed by Novartis with the SEC will be available free of charge at the SEC's website www.sec.gov and from Novartis.  3  | Investor presentation | December 15, 2010 | Business Use Only

Summary Joseph Jimenez Chief Executive Officer Transaction details and financial impact Jon Symonds Chief Financial Officer Strategic rationale / Conclusion Joseph Jimenez Chief Executive Officer Q&A session Agenda 4  | Investor presentation | December 15, 2010  | Business Use Only

What we have agreed Novartis and Alcon boards reach agreement for a 100% merger Implied value for minority stake of USD 12.9 billion Merger consideration of USD 168 per Alcon share, in the form of Novartis shares and a contingent cash payment Share buyback reactivated to reduce dilutive impact Creating a new eye care division – and an even stronger global leader Global business with 2009 pro forma sales of USD 8.7 billion Portfolios cover >70% of global vision care sector 5  | Investor presentation | December 15, 2010  | Business Use Only

Why we act now Agreed merger provides : Clarity and certainty in the interest of both Novartis and Alcon stakeholders Simplification of Alcon ownership Speed to realize business opportunities 6 | Investor presentation | December 15, 2010  | Business Use Only

Summary Joseph Jimenez Chief Executive Officer Transaction details and financial impact Jon Symonds Chief Financial Officer Strategic rationale / Conclusion Joseph Jimenez Chief Executive Officer Q&A session Agenda 7  | Investor presentation | December 15, 2010  | Business Use Only

 Gaining 100% ownership for USD 51.6 billion 2008 2010 2010 Nestlé agreement Merger Novartis Public Nestlé Novartis Public Novartis 23% 25% 52% 77% 23% 100% USD 10.4 bn USD 28.3 bn USD 12.9 bn 8  | Investor presentation | December 15, 2010  | Business Use Only

Merger consideration comprises stock and cash components Agreed value per Alcon share Stock consideration Exchange ratio Novartis share value USD 168 Contingent value amount (CVA) x + = 1 2 9 | Investor presentation | December 15, 2010  | Business Use Only

Stock consideration 10-day VWAP1 Novartis share value defined as 10-day VWAP of Novartis shares, converted into USD Measurement period 10 trading days directly preceding Alcon‘s shareholder meeting Stock consideration Exchange ratio Novartis share value USD 168 x + = 1 2 Exchange ratio capped at 2.8 x Novartis shares per Alcon share (maximum of 215 million shares)  If Novartis share value in USD is greater than USD 60:   Reduction in exchange ratio so that structure still provides USD 168 in value Novartis dividend adjustment: Exchange ratio is adjusted when Novartis goes ex-dividend (but never to exceed USD 168) Contingent value amount (CVA) 2 1 Volume-weighted average price 10  | Investor presentation | December 15, 2010 | Business Use Only

Contingent value amount (CVA) Contingent value amount is the right to receive from Novartis a cash-settled, non-transferable put option should the value of the stock consideration be below USD 168  Only relevant if Novartis share value in USD is less than USD 60 upon closing – if Novartis share value is equal to or greater than USD 60, cash pay-out will be zero Automatic exercise and settlement in cash on closing Cash requirement at a Novartis share value of USD 56 would be USD 0.9 billion1 1  Based on 76.6 million fully diluted Alcon shares Stock consideration USD 168 Contingent value amount (CVA) + = 1 2 11  | Investor presentation | December 15, 2010  | Business Use Only

Impact on Novartis shareholders - the structure balances: Certainty - following approval by shareholders, there is no foreseeable barrier to achieving 100% ownership Maximum number of shares to be issued is 215 million (9% of existing shares) Reduced if Novartis share value greater than USD 60 Cash is introduced through CVA and share buyback Size of buyback to be consistent with maintaining double-A credit rating Swiss merger law Novartis shareholder dilution Financial strength 12  | Investor presentation | December 15, 2010  | Business Use Only

CVA and share buyback can be financed using mainly internal sources Since August 26, 2010, US commercial paper outstanding has decreased by USD 4.0 billion Total debt outstanding1: USD 23.4 billion 1 As of November 30, 2010; book values used for bonds. 13  | Investor presentation | December 15, 2010  | Business Use Only

Financial impact of the merger

	Financing split		2011 Accretion / Dilution (closing assumed to be April 1, 2011)	
	Shares issued	**Cash**	**Reported**	**Core**
No share buyback	215 m	USD 0.9 bn	~(5)%	~(3)%
Assuming USD 5 bn share buyback	125 m	USD 5.9 bn	~(3)%	~0%

- Based on a Novartis share value of USD 56, USD 0.9 billion of cash would be used for the settlement of the contingent value amount
- Share buyback to mitigate the dilutive effect of issuing Novartis shares as merger consideration. USD 5 billion share buyback assumed at a Novartis share value of USD 56 at closing

Note: Prior to any potential adjustment for Novartis 2010 annual dividend.

14 | Investor presentation | December 15, 2010 | Business Use Only

NOVARTIS

Timeline to closing Closing is expected during H1/2011 Closing date is driven by SEC clearance of the F-4 registration statement Alcon EGM will be scheduled within approximately 30 days of SEC clearance Timing and details for shareholders' meetings for Novartis and Alcon to be announced in due course 15  | Investor presentation | December 15, 2010  | Business Use Only

Summary Joseph Jimenez Chief Executive Officer Transaction details and financial impact Jon Symonds Chief Financial Officer Strategic rationale /  Conclusion Joseph Jimenez Chief Executive Officer Q&A session Agenda 16  | Investor presentation | December 15, 2010  | Business Use Only

Our strategy is focused on innovation Environment Patient needs Novartis Pharmaceuticals Vaccines and Diagnostics Generics (Sandoz) Consumer Health (OTC, Animal Health) Full range of healthcare options Innovative medicines Prevention Affordable options Self-care Eye care (Alcon, CIBA VISION) 17  | Investor presentation | December 15, 2010  | Business Use Only

Novartis achieves further diversification 2009 1 Estimated pro forma 2009 net sales based on Novartis and Alcon results; Pharmaceuticals and Consumer Health pro forma net sales reduced by amounts allocated to new Alcon division; not adjusted for divestments required to date from regulatory decisions (total sales of approximately USD 100 million in 2009); Lucentis® will remain with the Novartis Pharmaceuticals division Pharma 54% 5% Sandoz 15% Consumer Health 8% Alcon 18% Vaccines & Diagnostics Pharma 65% Sandoz 17% 5% Consumer Health 13% 2009 pro forma1 Vaccines & Diagnostics (% of sales) 18  | Investor presentation | December 15, 2010  | Business Use Only

Pharma Vaccines & Diagnostics Sandoz Consumer Health Alcon 1  Estimated pro forma 2009 net sales based on Novartis and Alcon results; Pharmaceuticals and Consumer Health pro forma net sales reduced by amounts allocated to new Alcon division; not excluding anticipated divestments required from regulatory decisions of approximately USD 100 million 2 Includes Lucentis® 2009 pro forma Group net sales: USD 50.7 billion1 After completion a new Alcon division will be created Ophtha USD 0.5 bn CIBA Vision USD 1.7 bn Alcon USD 6.5 bn USD 28.0 bn1,2 USD 2.4 bn USD 7.5 bn USD 4.1 bn1  USD 8.7 bn1  A leader in oncology and cardiovascular Strong specialty pipeline Growth potential with meningitis franchise No. 2 generics company Differentiated generics Biosimilars OTC and Animal Health businesses growing faster than their sector Global leader in eye care Covers > 70% of vision care sector 19  | Investor presentation | December 15, 2010  | Business Use Only

Exciting growth opportunities for Alcon Novel therapies and devices that target unmet needs in ocular diseases New biologics platform for topical and intravitreal delivery1 Innovation in ophthalmology Leading installed base for cataract and vitreoretinal equipment Integrated surgical kits, equipment, and software solutions for eye surgeons End-to-end surgical portfolio Unrivalled reputation with ECPs2 globally Extension of portfolio and capabilities to key emerging markets Customer focus and relationships 1  Alcon’s ESBATech acquisition 2  Eye Care Professionals (ECPs) 20  | Investor presentation | December 15, 2010  | Business Use Only

Key opportunities to create greater value R&D Market access Co-promotion opportunities Lens and lens care Sourcing and procurement Optimization of manufacturing Surgical Lens Care & Consumer Pharma Pharmaceuticals CIBA Vision 21  | Investor presentation | December 15, 2010  | Business Use Only

Strong R&D will sustain leadership position in eye care

Alcon growth drivers

Advanced technology IOLs[1]



- Leading IOL position for the correction of presbyopia and astigmatism

Surgical equipment



- Launching innovative laser platforms for LASIK and cataract applications

Glaucoma portfolio



- Broad single-entity and combination Rx portfolio with share growth potential
- New device entry into surgical glaucoma

CIBA Vision

Silicone hydrogel lenses



- Next generation silicone hydrogel lenses
- Innovation tailored to emerging markets

NIBR[2]

Research



- Treatment and prevention of eye diseases
- Broad competencies in discovery sciences

[1] *Intraocular lenses*

[2] *Novartis Institute of BioMedical Research*

22 | Investor presentation | December 15, 2010 | Business Use Only

NOVARTIS

Novartis market access capabilities can help expand reach of Alcon's advanced IOLs

Q3 2010 Alcon sales by region
(Reported growth)


(+9.5%)
US
46%
34%
Developed international
(+2.7%)
20%
Emerging markets
(+20.2%)

Global penetration of advanced IOLs[1] is half the US rate[2]

- Educate customers on patient benefit with advanced IOLs
- Facilitate patient choice in EU

1 *Advanced technology IOLs include: AcrySOF IQ ReSTOR®, IQ Toric®, ReSTOR® Multi-focal Toric®*
2 *Penetration rate in Q2 2010: ex-US (5-6%); US (13%)*

23 | Investor presentation | December 15, 2010 | Business Use Only
NOVARTIS

Leveraging Alcon and Novartis global scale expected to generate procurement savings Elements of the transformation Create country Centers of Excellence Collaborate with suppliers Increase low cost country sourcing Improved category management Leverage combined and increased purchasing volume 24  | Investor presentation | December 15, 2010  | Business Use Only

Cost synergies for 100% ownership Potential annual pre-tax cost synergies (USD m) 77% ownership 100% ownership Cost of Goods Sold 45 45 R&D - 10 SG&A 155 245 Total 200 300 25  | Investor presentation | December 15, 2010  | Business Use Only

Delivering results Integration of Alcon into Novartis Executing on structure of new Alcon division Integration timeline 100% integration planning 77% closing preparation 77% implementation 77% closing Aug 25, 2010 Merger agreement Dec 14, 2010 Merger closing 6 months after merger closing 26  | Investor presentation | December 15, 2010  | Business Use Only

Conclusion Alcon is a great strategic fit as a science-based leader in eye care Creating an even stronger global leader in the rapidly growing eye care sector Agreed merger provides clarity and is in the interest of all stakeholders – including Alcon and Novartis shareholders Right time to simplify Alcon ownership 27 | Investor presentation | December 15, 2010  | Business Use Only

Appendix 28 | Investor presentation | December 15, 2010 | Business Use Only

Accounting implications of the merger Alcon already fully consolidated in Novartis accounts since closing of the 77% acquisition No further regulatory approvals or divestments required Estimated additional one-time gain from revaluation of initial 25% stake of USD 130 million No additional income statement costs related to the merger Preliminary purchase price allocation will be communicated with draft F-4 and finalized with the Q4 2010 financial results announcement. Current estimate of intangible asset amortization is approximately USD 2.1 billion per annum Shares issued will be valued at USD 168 less the contingent value amount Difference of USD 6.9 billion between total consideration transferred to Alcon non-controlling shareholders (USD 12.9 billion) and value attributed to non-controlling interest (USD 6.0 billion) treated as a reduction in Group equity along with approximately USD 80 million of merger related costs 29  | Investor presentation | December 15, 2010  | Business Use Only